Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filer: Kindred Healthcare, Inc.

(Commission File No. 001-14057)

Subject Company: Gentiva Health Services, Inc.

(Commission File No. 001-15669)

Better Together

December 18, 2014

Greetings,

With the holiday season in full swing, we would like to thank everyone for their hard work and dedication throughout the year and recognize the integration team for their success to date in moving the transition forward. Over the last several weeks we have made great progress in planning for Day 1. As our teams continue to work to identify best practices from across our organizations, we are committed to providing you with information and decisions as soon as they are available.

We know that many of you have questions about your career path and growth potential with Kindred. Know that we are committed to creating new and exciting opportunities for you within the combined company and we will share some more detailed information in early January. We recognize your continued focus on delivering high quality patient care and will work to provide you with the necessary support, communications and resources to make informed decisions.

Thank you again for your thoughtful and insightful questions for our Better Together newsletters. Please be patience with us as we work to address these inquires and continue to send any additional questions you may have to the Better Together mailbox.

Now we’d like to address some of your questions.

continued

When is the combining of Kindred and Gentiva expected to be complete?

We are making great strides with our integration teams and we expect the transaction to be complete within the ?rst Quarter of 2015. Therefore, within a few short months, Gentiva and Kindred will become one uni?ed company, dedicated to a Mission of providing hope, healing and recovery for our patients.

Will the combined company continue to have the John T. Ennis Sr. Foundation?

The John T. Ennis Sr. Foundation is a remarkable program with an incredible mission focused on continuing the legacy of Mr. John T. Ennis, Sr., a man who sel?essly served others in need. As caregivers we are always serving others, and this program has been instrumental in helping Gentiva employees in times of need.

At Kindred we have a similar program – the HOPE Fund. Short for Helping Others Persevere through Emergencies, the fund assists employees facing challenging and catastrophic life events with financial support. In past years the HOPE Fund, like the John T. Ennis, Sr. Foundation, has not only helped employees and their families, but has also partnered with the Red Cross to provide support to communities affected by natural disasters. We will continue the mission of the Ennis Foundation.

Regarding IT platforms and operations, will GentivaLink continue to be used or will we be on a combined electronic records platform?

As a healthcare organization, effective, reliable technology systems are at the heart of our being able to provide quality patient care. We are convening a System Evaluation Team, which will be made up of representatives from operations, clinical services and information technology to help evaluate the GentivaLink and Home Care Home Base (HCHB) systems to determine a go forward path. On Day 1, both systems will remain in place. During the ?rst quarter of 2015, the team plans to develop and communicate the decision about which technology platform will be retained and a roll-out schedule for the implementation.

In my market, we have seen a substantial increase in managed care insurance. Many of the referral sources are asking if we will begin to accept more insurance plans with the merger. Can you give us any insight on this?

Across the country and throughout all components of the nation’s health system, there has been a significant growth in the role of Managed Care Organizations (MCOs). MCOs negotiate with healthcare providers in order to identify those providers with whom they will partner and the care settings in which they prefer to operate. Under the combined company, we will pursue a strategy to develop strong business relationships and partnerships with a wide-variety of MCOs to help provide quality-driven care management across the entire care continuum for their plan participants.

Will Gentiva employees be able to keep their 401(k) plans?

Gentiva employees will be able to keep their 401(k) plan through 2015. Once we have identi?ed the combined Kindred bene?ts package, we will begin circulating information about any changes. We understand how important the bene?ts programs are, and we are working as diligently as possible to bring forward a recommendation for 2016.

I currently use the employee discount for my personal Verizon phone plan. Do you have any knowledge is this discount will be continued with Kindred?

Your current discount will continue for all of 2015. Kindred also has a wide-variety of negotiated discounts with an array of service providers – including phone services – and we will communicate the full nature of these discount programs and other programs that feature employee preferred pricing.

Will we still have our Weight Watchers option available to us?

At Kindred, we are committed to investing in programs and resources that enable our teammates to live healthier lives. This includes weight loss and smoking cessation assistance. While we are not able to communicate the speci?cs of our bene?ts programs at this time, we want to reassure you that the combined company will continue to encourage and support employee wellness.

continued

Once again, thank you for your support and continued patience as we move through this process. Our integration teams will be addressing many details over the next several months in order to make the transition as smooth as possible, and as we begin to develop our go-forward strategy, we promise to share the information with you.

We encourage you to send any questions you may have to GentivaBetterTogether@kindred.com, so that we may continue communicate with you as openly as possible. To view past issues of Better Together, go to www.kindred.com/employees and click on the PDFs on the main page.

We want to remind everyone until closing we need to continue to act independently. From a legal and business perspective, it is critically important to maintain Gentiva’s business as completely independent from Kindred’s until the closing is complete.

Thanks for all you do!

Warm Regards,

Ben Breier

President and COO of Kindred Healthcare

Jon Rousseau

President, Kindred at Home, Kindred Healthcare

David Causby

President and COO of Gentiva

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination transaction between Kindred Healthcare, Inc. (“Kindred”) and Gentiva Health Services, Inc. (“Gentiva”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Kindred’s (and Kindred’s and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this communication concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Kindred (and the combined businesses of Kindred and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Kindred based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Kindred’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Kindred is unable to predict or control, that may cause Kindred’s actual results, performance or plans with respect to Gentiva to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Kindred’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that Gentiva’s stockholders do not approve the merger, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, uncertainties as to the timing of the merger, adverse effects on Kindred’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, the risk that healthcare regulatory, licensure or other approvals and financing required for the consummation of the merger are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with Kindred’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on Kindred’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions.

In addition to the factors set forth above, other factors that may affect Kindred’s plans, results or stock price are set forth in Kindred’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.

Many of these factors are beyond Kindred’s control. Kindred cautions investors that any forward-looking statements made by Kindred are not guarantees of future performance. Kindred disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Kindred and Gentiva. In connection with the proposed merger, Kindred filed a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. SHAREHOLDERS OF GENTIVA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about Kindred and Gentiva, without charge, at the SEC’s website, www.sec.gov. Those documents, when filed, as well as Kindred’s other public filings with the SEC, may be obtained without charge at Kindred’s website at www.kindredhealthcare.com.

Participants in Solicitation

Kindred and its directors and executive officers, and Gentiva and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Gentiva common stock in respect of the proposed merger. Information about the directors and executive officers of Kindred is set forth in the proxy statement for Kindred’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2014. Information about the directors and executive officers of Gentiva is set forth in the proxy statement for Gentiva’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.